EXHIBIT 99.2

China Xiniya Fashion Limited to Hold Annual General Meeting on December 20, 2017

XIAMEN, Fujian, China, December 11, 2017 -- China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE: XNY), a provider of men's business casual apparel in China, today announced that it will hold its annual general meeting (“AGM”) of shareholders on Tuesday December 20, 2017 at 10:00 a.m. Beijing time. The meeting will be held at the Company’s office at 2nd Floor, 90 An Ling Er Road, Xiamen City, Fujian Province, People’s Republic of China, 361010.

The notice of the annual general meeting of shareholders is available on the Company’s website at http://www.corpasia.net/us/XNY/irwebsite/index.php.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

Shareholders and ADS holders may obtain a copy of the Company's annual report on Form 20-F, free of charge, from our website at http://www.corpasia.net/us/XNY/irwebsite/index.php, or by e-mailing to the Chief Financial Officer, Mr. Chee Jiong Ng, at ngcheejiong@xiniya.com.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distributors and retail network. Its products are sold to consumers at authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com